Exhibit 99.4

AGREEMENT REGARDING ACQUISITION OF

JOINT MUTUAL FUND LIABILITY INSURANCE

WHEREAS, Skybridge Multi-Adviser Hedge Fund Portfolios LLC (“Multi-Adviser Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”);

WHEREAS, Skybridge G II Fund (“G II Fund”) is a closed-end management investment company registered under the 1940 Act;

WHEREAS, Multi-Adviser Fund and G II Fund both desire to maintain mutual fund liability insurance (including any fidelity bond required to be maintained under Rule 17g-1 under the 1940 Act) under a joint policy for such insurance; and

WHEREAS, the Board of Directors of each of Multi-Adviser Fund and G II Fund (including, in each case, a majority of the Directors who are not “interested persons” of each within the meaning of the 1940 Act) have (i) determined that the amount and type of the proposed coverage under such joint policy as presented to the Boards is reasonable as to each of Multi-Adviser Fund and G II Fund and (ii) made all other determinations applicable to such joint mutual fund liability insurance arrangements as are required under the 1940 Act;

NOW THEREFORE, Multi-Adviser Fund and G II Fund hereby agree as follows:

1.
Each of Multi-Adviser Fund and G II Fund agree to maintain in effect, and will pay a portion of the premiums for, such joint mutual fund liability insurance policy, which premiums will be allocated pro rata according to the relative premium that each such entity would pay for separate coverage, provided, unless circumstances equitably dictate otherwise, that (a) no premium will be borne by G II Fund until it commences operations and (b) during the initial period following commencement of G II Fund’s operations and until the first policy renewal date thereafter, it is expected that the premium will be allocated according to the relative net assets of the Funds as at an agreed date.

2.
In the event recovery is received under the joint mutual fund liability insurance policy as a result of a loss sustained by each of the insured parties, Multi-Adviser Fund and G II Fund each shall receive an equitable and proportionate share of such recovery (based, unless circumstances equitably dictate otherwise, on their relative net assets as of the date of the loss), provided that, in the case of recovery under any joint fidelity bond required under Rule 17g-1, each shall receive an amount at least equal to the amount that it would have received had it provided and maintained a single insured bond with the minimum coverage required by that Rule.

3.	This Agreement and the rights and duties hereunder shall not be assignable by a party hereto except by the specific written consent of the counterparty to the Agreement.

4.
This Agreement may be amended by the parties hereto only if such amendment is specifically approved by the Board of Directors of each of the parties and such amendment is set forth in a written instrument executed by each of the parties hereto.

5.	This Agreement is effective from the date of the joint mutual fund liability insurance policy (or policies) contemplated hereby.

6.	This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

By:	/s/ Christopher Hutt
	Name:	Christopher Hutt
	Title:	Vice President

SKYBRIDGE G II FUND, LLC

By:	/s/ Christopher Hutt
	Name:	Christopher Hutt
	Title:	Vice President

Dated:  May 8, 2013